Exhibit 12.1
Plains All American Pipeline, L.P.
Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Nine Months
	Ended		Year Ended December 31,
	September 30,
	2008		2007		2006		2005		2004		2003
EARNINGS
Income from continuing operations before income from equity investees (1)	$328		$350		$278		$216		$130		$60
add: Fixed charges	194		233		149		92		55		44
Distributed income of equity investees	7		2		1		1		—		—
Amortization of capitalized interest	1		—		—		—		—		—
less: Capitalized interest	(14)		(14)		(6)		(2)		(1)		(1)

Total Earnings (1)	$516		$571		$422		$307		$184		$103

FIXED CHARGES
Interest expensed and capitalized (2)	$172		$220		$141		$85		$49		$37
Amortization of debt expense	3		3		3		3		3		4
Portion of rent expense related to interest (33%)	19		10		5		4		3		3

Total Fixed Charges	$194		$233		$149		$92		$55.0		$44

RATIO OF EARNINGS TO FIXED CHARGES (3)	2.66	x	2.45	x	2.83	x	3.34	x	3.37	x	2.35	x

(1)	For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pretax income from continuing operations plus fixed charges (excluding capitalized interest), distributed income of equity investees and amortization of capitalized interest. “Fixed charges” represents interest incurred (whether expensed or capitalized), amortization of debt expense and that portion of rental expense on operating leases deemed to be the equivalent of interest.

(2)	Includes interest costs attributable to borrowings for inventory stored in a contango market of $15 million for the nine months ended September 30, 2008 and $44 million, $49 million, $24 million, $2 million and $1 million for each of the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively.

(3)	Ratios may not recalculate due to rounding.